

April 13, 2023

Rhonda Keaveney
Chief Executive Officer
Vestiage, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Vestiage, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 21, 2023**
> **File No. 000-56529**

Dear Rhonda Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Item 1. Business
(b) Business of Issuer, page 3

1. Revise to clarify whether the acquisition of FFC has closed and describe the historical operations of FFC. If there are none, so state. In this regard, the disclosure on page F-11 states only that the acquisition shares were issued in January 2023, and the disclosure on page F-7 states that FFC was incorporated in October 2022 and has no impact on the historical financials of the company.

2. Revise to include a description of your plan of operation for the remainder of the fiscal year, and clarify whether the company's business plan contemplates acquisitions beyond FFC and whether any acquisitions would be focused on the fitness event planning industry. Refer to Item 101(a)(3) of Regulation S-K.

3.   Revise to discuss your auditor's going concern opinion. Additionally, please revise to disclose your revenues and net income or losses for the financial periods contained in the registration statement.

Risk Factors

We have extremely limited assets, have incurred operating losses, and have no current source of revenue, page 7

4.   Revise to clarify that you have generated no revenue for the last two fiscal years.

We may issue more shares in an acquisition or merger, which will result in substantial dilution..., page 12

5.   Revise this risk factor to address the potential dilution upon conversion of the Series D Preferred Stock into common stock.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

6.   Revise the table to identify the directors and officers of the company and also separately present the directors and executive officers of the company as a group, without naming them. Refer to Item 403 of Regulation S-K.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 20

7.   We note that the included financial statements disclose a related-party loan. Revise this section to disclose the details of the loan. Refer to Item 404 of Regulation S-K.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 22

8.   Revise to include the disclosure required by Item 201(a)(1)(ii) and (iii) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 23

9.   Revise this section to include a description of the super majority voting provisions and the stock transfer restrictions in Sections 13 and 15 of your Bylaws, respectively, and discuss these provisions in your risk factors as well. Also revise to disclose the liquidation preference of the Series D Preferred Stock discussed in Article IV(c) of the Certificate of Designation of Preferred D Shares.

Exhibits

10.   Please revise your exhibit index to include, and file with your registration statement, the Share Exchange Agreement with FFC, all amendments to your articles of incorporation, any custodial agreement with Small Cap Compliance LLC, and a list of your subsidiaries. Refer to Items 601(b)(2), (b)(3)(i), (b)(10), and (b)(21) of Regulation S-K.

General

11.   Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

12.   It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services